UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2009            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1

(Address of principal executive offices)

1.

News Release dated November 9, 2009

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

Update to Registered Agent Information for Registration Statements on Form S-8 and Form F-3

Our agent for service for purposes of our Registration Statement on Form S-8 (File No. 333-156772) and Form F-3 (File No. 333-162677) is updated as follows:  DL Services Inc., Columbia Center, 701 Fifth Avenue, Suite 6100, Seattle, WA 98104-7043, (206) 903-8800.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: November 12, 2009	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer